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                                                                   EXHIBIT 99.17

Vitafort International

December 3, 1996

THEO BRADFORD
5982 Birdie Drive                                  TEL: (909) 593-0872
La Verne, Ca. 91750                                FAX: (909) 593-4908

Re:     Billing and Retainer Payments in Kind

Dear Theo:

       This is to confirm that you have agreed to accept up to 20,000 shares (10 certificates at 2,500 shares each) of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed products, services and fees rendered on our behalf by your firm. The terms under which the securities are to be accepted as follows:

1) Vitafort will issue, at the earliest practical time, sufficient shares (as near to December 10, 1996 as possible) to fully cover outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Theo Bradford shall have the option to dispose of the shares in the open market, in an orderly manner, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Theo Bradford may choose, at his sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, his firm will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Theo Bradford, via his firm, will continue to bill for approved services and related fees on a monthly basis, in the ordinary course of business. These monthly billings will clearly include both the credits earned via stock issuance, and support for the method of valuation (e.g.; net transaction proceeds via broker confirmation).

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       If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation bylaws and SEC regulations.

Sincerely,                                       Agreed and Accepted:
/s/ Theo Bradford                     /s/ Theo Bradford /12-3-96/ ###-##-####
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                                        Theo Bradford  / Date  /  Taxpayer ID